UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

 (Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 19, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

New Proxy Form for the Extraordinary General Meeting to be held on 9 November 2012

I/We                                                                                                                                                   (Note 1), H Shares shareholder account number (if applicable):                                                                                                                                                    , address:                                                                                                                                        (Note 1), hold                                                        H Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company“) and hereby appoint the chairman of the EGM (as defined below) or Mr./Ms.                                                                                   of address:                                                                                           (Note 3), to represent me/us to attend the EGM to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”), at 2:30 p.m. on Friday, 9 November 2012 and any adjournment thereof (the “EGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the EGM (the “Notice”) and the supplemental notice of the EGM of the Company (the “Supplemental Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:	Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice and the Supplemental Notice.

			AGREE	DISAGREE	ABSTAIN
	SPECIAL RESOLUTIONS		(Note 4)	(Note 4)	(Note 4)
1.	“THAT, the “Proposal for the non-public issuance of A Shares to specific places by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司向特定對象非公開發行A股股票方案的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.

Accordingly, conditional upon the passing of the special resolution in relation to the approval of the H Shares Subscription as further described in Resolution No. 2 below, the terms and conditions of, and implementation of the transactions contemplated under, the A Shares Subscription Agreement (including but not limited to the issue of 241,547,927 new A Shares by the Company to CEA Holding and the issue of 457,317,073 new A Shares by the Company to CES Finance pursuant to the A Shares Subscription Agreement) be approved, ratified and confirmed.

The major details of the aforesaid plan in Resolution No. 1 are as follows:

	(1)	Class of shares to be issued and the nominal value

A Shares with par value of RMB1.00 each;

	(2)	Method of issue

Non-public offering and will be issued accordingly within 6 months to specific places after the approval from CSRC has been obtained;

	(3)	Target subscriber and method of subscription
The Company’s controlling shareholder CEA Holding and its wholly owned subsidiary CES Finance;

The subscription price shall be paid in cash;

	(4)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price

The date of determination of the subscription price of the non-public issue of A Shares is the publication date of the announcement regarding the resolutions passed at the eighteenth ordinary meeting of the sixth session of the Board.

The subscription price is RMB3.28 per A Share, being 90% of the average trading price of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price. Such average trading price is the total turnover of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price divided by the total trading volume of A Shares during the 20 trading days immediately prior to the date of determination of the subscription price.

In this section, trading days means days on which both the Shanghai Stock Exchange is open for dealing or trading in securities, and the A Shares of the Company are available for dealing or trading on the Shanghai Stock Exchange.

					AGREE	DISAGREE	ABSTAIN
	SPECIAL RESOLUTIONS				(Note 4)	(Note 4)	(Note 4)
(5)	Number of shares to be issued and issue size

	698,865,000 new A Shares, of which 241,547,927 new A Shares will be issued to CEA Holding with a total subscription price of RMB792,277,200.56 and 457,317,073 new A Shares will be issued to CES Finance with a total subscription price of RMB1,499,999,999.44; The total proceeds of the non-public issue of A Shares will be RMB2,292,277,200;

(6)	Lock-up period arrangement

	The new A Shares to be subscribed for by CEA Holding and CES Finance shall not be disposed of within 36 months from the date of the completion of the issue;

(7)	Place of listing

	The new A Shares shall be listed on the Shanghai Stock Exchange after the lock-up period;

(8)	Use of proceeds

	After deduction of the relevant expenses, the total proceeds are intended to be used to repay existing financial institution loans, the detailed arrangement of which is set out as follows:

	No.	Financial institution	Loan balance (note)	Payment
				due date
			(RMB)

	1	Shanghai Changning branch of Bank of Communications	100,000,000.00	2013-3-21
	2	Shanghai Changning branch of Industrial and Commercial Bank of China	500,000,000.00	2013-3-27
	3	Shanghai Changning branch of Industrial and Commercial Bank of China	200,000,000.00	2013-4-1
	4	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-4-19
	5	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-6-10
	6	Zhonghai Trust Co., Ltd.	1,000,000,000.00	2013-6-20
	7	Shanghai branch of The Export-Import Bank of China	500,000,000.00	2013-6-25

		Total	4,300,000,000.00

	Note:	Representing the balance of the Company’s existing unpaid loans as at the date of the meeting of the Board convened for the purpose of considering the non-public issue of A Shares (i.e. 11 September 2012).

	The Company shall use the proceeds raised from the non-public issue of A Shares to repay the existing unpaid financial institution loans in the order listed in the table above. The Company shall raise funds on its own if the proceeds raised from the non-public issue of A Shares is insufficient to repay the above listed loans. Any remaining balance of the proceeds raised after the Company repays the above unpaid loans in accordance with the method described above shall be used to supplement the working capital of the Company.

(9)	Arrangement of retained profits

	The retained profits prior to the issuance of new A Shares will be shared among the existing and new Shareholders; and

(10)	Validity period of this Resolution

	12 months from the date of passing this Resolution at the shareholders’ general meeting of the Company.”

		AGREE	DISAGREE	ABSTAIN
	SPECIAL RESOLUTIONS	(Note 4)	(Note 4)	(Note 4)
2.	“THAT, the “Proposal for the non-public issuance of H Shares to specific places by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司向特定對象非公開發行H股股票方案的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.

Accordingly, conditional upon the passing of the special resolution in relation to the approval of the A Shares Subscription as further described in Resolution No. 1 above, the terms and conditions of, and implementation of the transactions contemplated under, the H Shares Subscription Agreement (including but not limited to the issue of 698,865,000 new H Shares by the Company to CES Global pursuant to the H Shares Subscription Agreement) be approved, ratified and confirmed.”

3.	“THAT, the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司非公開發行A股股票預案的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

4.	“THAT, the “Approval for implementation of the A Shares Subscription Agreement and the H Shares Subscription Agreement 《關於批准實施〈A股認購協議〉和〈H股認購協議〉的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

5.	“THAT, the proposed amendments to the Articles of Association as set out in Part I of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement and/or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting such amendments.”

6.	“THAT, to consider and approve the proposal of “H Shares Appreciation Rights Scheme of China Eastern Airlines Corporation Limited (Draft)”.”

7.	“THAT, to consider and approve the proposal of “Initial Grant Scheme of the H Shares Appreciation Rights of China Eastern Airlines Corporation Limited (Draft)”.”

		AGREE	DISAGREE	ABSTAIN
	ORDINARY RESOLUTIONS	(Note 4)	(Note 4)	(Note 4)
8.	“THAT, the “China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A Shares to specific placees 《關於中國東方航空股份有限公司符合向特定對象非公開發行A股股票條件的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

9.	“THAT, the “Explanation on the Use of the Proceeds of the Previous Fund Raising Activities《關於前次募集資金使用情況的說明的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

10.	“THAT, the “Authorization to the Board and its authorised representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non-public issuance of A Shares and the non-public issuance of H Shares 《關於提請股東大會授權董事會及其授權人士全權辦理本次非公開發行A股股票和非公開發行H股股票的相關事宜的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.

Accordingly, conditional upon:

(i) the passing of the special resolution in relation to the approval of the A Shares Subscription as further described in Resolution No. 1 above; and

(ii) the passing of the special resolution in relation to the approval of the H Shares Subscription as further described in Resolution No. 2 above,

the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 and Resolution No. 2 above or any matter incidental thereto, including but not limited to the following:

(1) to formulate and implement specific plans according to terms and conditions set out in Resolution No. 1 and Resolution No. 2 above and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

			AGREE	DISAGREE	ABSTAIN
		ORDINARY RESOLUTIONS	(Note 4)	(Note 4)	(Note 4)
	(2)	in the event of changes in the policies of the relevant regulatory authorities in relation to the non-public issuance of shares or changes in the market conditions, to make appropriate adjustments to such plans as described in Resolution No. 1 and Resolution No. 2 above;

	(3)	to amend the proposals in relation to the issuance of new A Shares and new H Shares and the use of proceeds, and to approve and execute corresponding amendments to the relevant financial reports and other application documents according to the requirements of the governing authorities and regulatory authorities;

	(4)	where necessary, to enter into any share subscription agreements and supplemental agreements (if applicable) or other relevant legal documents with each of CEA Holding, CES Finance and/or CES Global and decide their respective effective date;

	(5)	to handle the relevant application issues arising from the issuance of new A Shares and new H Shares in accordance with the policies of relevant governing authorities;

	(6)	to make consequential amendments to the provisions in relation to the issuance of new A Shares and new H Shares in the Articles of Association (as set out in Part II of Appendix I of the Circular) and register the same with the Administration for Industry and Commerce; and to handle relevant registration, lock-up and application for listing of the new A Shares with the Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with the Stock Exchange after the completion of the issuance of the new A Shares and new H Shares;

	(7)	to the extent permitted by applicable laws, regulations, relevant constitutional documents and the Articles of Association, to handle all other matters incidental to the issuance of new A Shares and new H Shares; and

	(8)	the authorizations described in paragraphs (1) to (7) above shall be valid for a period of 12 months from the date of passing of this Resolution, and that the authorized representative(s) of the Board under this Resolution be the Chairman and/or the Vice-Chairman of the Company.”

11.	“THAT, the “Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares《關於本次非公開發行股股票募集資金使用可行性報告的議案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”

12.	“THAT, the “Waiver at the Shareholders’ meeting in relation to the requirement of a general offer by China Eastern Air Holding Company and its concert parties《關於提請股東大會批准中國東方航空集團公司及一致行動人免於發出要約收購的議案 》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 11 September 2012.”. Accordingly, CEA Holding and its concert parties are waived by the Shareholders from having to make a general offer to all the Shareholders to acquire their shares in the Company, and such waiver be and is hereby approved, ratified and confirmed.”

13.	“THAT, to consider and approve the “Proposal to grant authorization at the general meeting to the Board to deal with the relevant matters in relation to the H Shares Appreciation Rights Scheme”.”

Signature(s):	(Note 5)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this new proxy form will be deemed to relate to all the shares of the Company registered in your name(s).

3.	If you wish to appoint someone other than the chairman of the EGM, please delete the words ‘‘the chairman of the EGM (as defined below) or‘‘ and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this new proxy form must be duly authenticated by the signature of the signer of this new proxy form.

4.	IMPORTANT: If you would like to vote for the resolution, please put a tick (“Ö”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“Ö”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“Ö”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion. Abstain votes will be counted in the calculation of the required majority for each resolution.

5.	This new proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution duly affixed and attested to in accordance with the articles of association or other constitutional documents of such company or institution.

6.	This new proxy form must be duly signed by the appointer or his attorney. If this new proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled (the “Closing Time”) for the holding of the EGM in order for such documents to be considered valid.

7.	IMPORTANT: If you have not yet lodged the old proxy form which was sent to you together with the Notice (the “Old Proxy Form”) with the Company’s registrar, you are requested to lodge this new proxy form if you wish to appoint proxies to attend the EGM on your behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

8.	IMPORTANT: If you have already lodged the Old Proxy Form with the Company’s registrar, you should note that:

(i)	If this new proxy form is not lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by you if correctly completed. The proxy so appointed by you will be entitled to vote at his or her discretions or to abstain on any resolution properly put to the EGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolutions as set out in the Supplemental Notice.

(ii)	If you have lodged this new proxy form with the Company’s registrar before the Closing Time as mentioned in point 6 above, this new proxy form will revoke and supersede the Old Proxy Form previously lodged by you. This new proxy form will be treated as a valid proxy form lodged by you if correctly completed.

(iii)	If this new proxy form is lodged with the Company’s registrar after the Closing Time as mentioned in point 6 above, this new proxy form will be invalid. However, it will revoke the Old Proxy Form previously lodged by you, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or this new proxy form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, you are advised not to lodge this new proxy form after the Closing Time as mentioned in point 6 above. If you wish to vote at the EGM, you will have to attend in person and vote at the EGM.

You are reminded that completion and delivery of the Old Proxy Form and/or this new proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

9.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

10.	If a proxy attends the EGM, appropriate identification documents must be produced.

11.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.

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